SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2019

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein

99.1	Axesor Powers Its Credit Risk Solution by Embedding Magic Software’s Integration Platform

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2019 By: /s/ Amit Birk Name: Amit Birk Title: VP M&A and Legal Counsel

	By:	/s/ Amit Birk
Amit Birk
VP, General Counsel

2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Axesor Powers Its Credit Risk Solution by Embedding Magic Software’s Integration Platform

3

PRESS RELEASE

Axesor Powers Its Credit Risk Solution by Embedding Magic Software’s Integration Platform

Or Yehuda, Israel, July 17, 2019 –  Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end low code integration and application development platforms solutions and IT consulting services, announced today that Axesor, the leading company in credit risk management, with operations in Europe and Latin America and over 2000 clients, has chosen Magic to power its data integration and management with Magic’s Integration Platform.

Deal size is evaluated at hundreds of thousands of dollars for software and implementation services.

“We are very happy with the results we are witnessing since we embedded the Magic  integration platform to our product Axesor 360, and therefore planning to use it for all of our customers, new and existing,” commented Mr. José Ramón González, Chief Technology Officer of Axesor.

Magic’s integration platform empowers Axesor’s hybrid integration needs by seamlessly connecting to any on-premises or cloud-hosted system. It provides an integrated security layer, eliminating the need to individually assess each customer’s security requirements, and reducing implementation time from months to weeks. Thanks to Magic’s exceptional ability to integrate with any ERP system, Axesor can now focus on developing its advanced credit risk management cloud platform, ‘Axesor 360’, and establishing its status as a global market leader in the field of credit risk management, by expanding its enterprise-grade technology to the mid-market segment.

Axesor selected Magic’s integration platform after carefully evaluating other competing solutions. Axesor identified that the integration platform offered by Magic had an unparalleled potential to drastically decrease time-to-market and felt most comfortable with Magic’s technology, its flexible licensing model, and its ability to integrate with any customer system in a secure and scalable manner. “We are very pleased that we chose Magic over its competitors. The platform has already enabled us to drastically decrease our time-to-market. It has given us the confidence that our data collection process from our customers is highly secured and reliable, and enabled us to make credit risk management services easily accessible to all customers and managing an unlimited number of connectors,” added Mr. José Ramón González.

"This important deal clearly aligns with Axesor’s long-term strategy of investing in organic growth and returning value to their customers”, said Mr. Guy Bernstein, Chief Executive Officer of Magic Software. “We are delighted to empower Axesor and open new markets for the company by embedding Magic’s integration platform to their product, which gives them a competitive edge and reduces their time to market.”

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of powerful and versatile end-to-end, on-premises and cloud-based integration and low-code application development platforms. With over 30 years of experience, 24 regional offices, millions of installations worldwide, and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

For more information, visit www.magicsoftware.com.

About Axesor

Established in 1996, Axesor is a leading Spanish company in the field of credit risk management, with operations in Europe and Latin America. The company was the first Spanish company to be registered as European Credit Rating Agency by the European Securities and Markets Authority (ESMA). Axesor is an expert company in B2B credit risk management with a mission to accelerate business growth by offering cutting-edge solutions for any type of company and giving a first priority to customers’ needs. Axesor applies AI in risk modeling so companies can make credit decisions with the highest precision and automate daily processes.

For more information, visit www.axesor.com

About Microsoft Partner Program

The collaboration between Magic Software and Axesor is a highly synergistic development within the Azure ecosystem as both companies belong to Microsoft Partner Network. Magic achieved Microsoft Gold Competency status for Microsoft Azure in December 2018, while Axesor 360, which runs exclusively on Azure, has been chosen by Microsoft to join its High Potential (HiPo) Managed Partner Program, the elite designation available to its Gold Level and Cloud competency partners. Both Magic and Axesor chose Azure cloud environment thanks to the global reach of its data centers, exceptional performance for real-time transactions that require large volumes of data, and unparalleled security.

Press Contact:

Noam Amir

Magic Software Enterprises

noama@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission. Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release. Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.